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                                                                      EXHIBIT 23

                         Consent of Independent Auditors

The Board of Directors
Midas, Inc.:

         We consent to incorporation by reference in the registration statement on Form S-8 and the related prospectus pertaining to the registration of Midas, Inc. common stock in connection with the grant of stock options to certain employees of Midas, Inc. of our report dated February 15, 2001 relating to the balance sheets of Midas for the fiscal years ended December 30, 2000, and January 1, 2000, and the related statements of operations, cash flows and changes in shareholders' equity for each of the fiscal years 2000, 1999 and 1998, which report appears in the Midas, Inc. Annual Report on Form 10-K.

/s/ KPMG LLP

Chicago, Illinois
November 26, 2001